May 26, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Mail Stop 6010

Washington, DC 20549-6010

Attention: Suzanne Hayes

Re:	Summit Therapeutics plc

Registration Statement on Form F-3

Filed May 12, 2016

File No. 333-211301

Ladies and Gentlemen:

On behalf of Summit Therapeutics plc (the “Company”), submitted herewith is Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of $100,000,000 of ordinary shares, debt securities, purchase contracts, purchase units and warrants of the Company.

The amended Registration Statement is being submitted to respond to a comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 25, 2016 (the “Comment Letter”), relating to the above referenced Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the response is keyed to the numbering used in the Comment Letter, and the comment from the Comment Letter is restated prior to the response.

Securities and Exchange Commission

May 26, 2016

On behalf of the Company, we advise you as follows:

Exhibit 5.1

1.	We note in paragraph 5(ii) of Exhibit 5.1 that counsel opines that the ordinary shares will be “validly allotted and issued and fully paid.” Please file an opinion that also addresses whether the ordinary shares will be non-assessable, as that term is understood under U.S. law. For guidance, please refer to Section II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:	In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion from Druces LLP.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Erik Ostrowski